Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Lumos Networks Corp.:

We consent to the incorporation by reference in the Registration Statement No. 333-195767 and 333-177627 on Form S-8 and Registration Statement No. 333-190825 on Form S-3 of Lumos Networks Corp. of our reports dated March 10, 2016, with respect to the consolidated balance sheets of Lumos Networks Corp. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income,  comprehensive income, cash flows, and equity for each of the years in the three-year period ended December 31, 2015,  and the related financial statement schedule for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015,  which reports appear in the December 31, 2015 annual report on Form 10-K of Lumos Networks Corp.

/s/ KPMG LLP

Richmond,  Virginia

March 10, 2016